July 16, 2009

Mr. George Naddaff
Chief Executive Officer
UFood Restaurant Group, Inc.
225 Washington Street, Suite 100
Newton, MA 02458

Re: UFood Restaurant Group
Amendment No. 1 to the Registration Statement on Form S-1
Filed June 26, 2009
File No. 333-158940

Dear Mr. Naddaff:

We have reviewed your response to our letter dated May 27, 2009 and have the following additional comments.

General:

1. We note your responses to our prior comments 1, 2, 3, 4, and 5. Please revise in your next amendment to disclose in the prospectus the information provided to us in response to our comments.

Risk Factors, page 6

Our business plan is dependent on the franchising model . . . , page 8

2. We note your response to our prior comment 13; however, we reissue the comment because we are unable to locate the updated discussion.

Summary Compensation Table, page 50

3. We note your revised disclosure in response to prior comment 23; however, we reissue in part. Please clarify whether the cash portion of Mr. Naddaff's commission is included in the summary compensation table.   Also, disclose in footnote (4) the date of sale and the closing stock price for each franchise sale.

Exhibit 5.1

4. Please revise the penultimate sentence of the opinion of Armstrong Teasdale LLP. Counsel may not limit its opinion solely to statutory law.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3324 with questions regarding comments on the non-financial statement disclosures and related matters.

Sincerely,

John Stickel
Attorney-Advisor

cc: Via Facsimile (203) 462-7599
        Richard A. Krantz, Esq.
        Robinson & Cole LLP